NOVAGEN SOLAR INC.
           3044 Bloor St. West, Suite 1440, Toronto, Ontario  M8X 2Y8
Tel:  (647) 628-5375     Fax:  (647)436-7654     E-Mail:  info@novagensolar.com

                                                                February 1, 2011

VIA  EDGAR

H.  Roger  Schwall
Assistant  Director
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.
Washington,  D.C.  20549-4628

     Re:  NOVAGEN SOLAR INC.
          REGISTRATION STATEMENT ON FORM S-1
          FILED  AUGUST 27, 2010
          FILE NO. 333-169103

Dear  Mr.  Schwall:

We hereby respectfully request, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 4, 2011 at 4:30 p.m. (Eastern Time) or as soon as practicable thereafter.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Novagen Solar Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We further acknowledge that Novagen Solar Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,



/s/ Thomas Mills
Thomas E. Mills
President & CEO